大华置业
UNITED OVERSEAS LAND LIMITED
COMPANY REG. NO. 196300438C
101 THOMSON ROAD #33-00 UNITED SQUARE SINGAPORE 307591 TEL: (65) 6255 0233 FAX: (65) 6252 9822

RECEIVED
2006 MAR -7 P 4:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06011469

20 February 2006

The U. S. Securities & Exchange Commission
450 Fifth Street N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549
Attn : Mr Frank Zarb, Esq.

BY FAX ONLY
FAX NO.: 012 1 202 942 9525

Total: 17 **pages**
(including this page)

Dear Sirs

SUPPL

SUBJECT : RULE 12g3 – 2(b) No. : 82-2180 - ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy each of the Announcement in respect of the unaudited results and valuation of properties of the Group for the year ended 31 December 2005.

Please be informed that these Announcements are also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UNITED OVERSEAS LAND LIMITED

PROCESSED
MAR 08 2006
THOMSON FINANCIAL

Yeong Sien Seu
Legal Manager

enc.

cc: Ms Karen Lefevre, The Bank of New York (Fax No. : 012-1-212-571 3050)

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UNITED OVERSEAS LAND LIMITED

UNAUDITED FULL YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		Group		
		For the year ended 31 December		
		2005	2004	+ / (-)
	Notes	$'000	$'000 (restated)	%
Revenue	A	505,482	461,203	10
Cost of sales		(258,609)	(227,534)	14
Gross profit		246,873	233,669	6
Other gains				
- Miscellaneous	B	25,884	15,036	72
- Finance income	C	13,674	3,386	304
- Exceptional items	D	494	357,347	(100)
Expenses				
- Marketing and distribution		(19,339)	(19,202)	1
- Administrative		(32,445)	(30,979)	5
- Finance	E	(26,694)	(22,441)	19
- Other operating		(57,411)	(53,468)	7
Share of results of associated companies		(1,201)	2,278	(153)
Profit before income tax	F	149,835	485,626	(69)
Income tax expense	G	(29,986)	(86,581)	(65)
Profit from continuing operations and total profit		119,849	399,045	(70)
Attributable to:				
Equity holders of the Company		100,070	381,618	(74)
Minority interests		19,779	17,427	13
		119,849	399,045	(70)

1(a)(ii) Notes to the Income Statement

	Group		
	For the year ended 31 December		
	2005	2004	+ / (-)
	$'000	$'000 (restated)	%
A Revenue			
Revenue from property development	104,411	69,590	50
Revenue from property investments	95,138	102,945	(8)
Gross revenue from hotel operations	259,576	231,854	12
Revenue from trading, retail operations and management services	11,431	12,473	(8)
Dividend income	34,926	44,341	(21)
	505,482	461,203	10
B Other miscellaneous gains			
Deferred income recognised	3,329	8,443	(61)
Gain on option relating to Exchangeable Notes	15,908	-	n.m.
Other income	6,647	6,593	1
	25,884	15,036	72
C Finance income			
Interest income	10,082	3,386	198
Foreign exchange gain (net)	3,592	-	n.m.
	13,674	3,386	304
D Exceptional items			
Fair value reserve transferred to income statement upon return of capital from investee company	60	-	n.m.
Allowance for diminution in value of available-for-sale financial assets	-	(60)	100
Gain on liquidation of subsidiaries	392	-	n.m.
Loss on liquidation of subsidiaries	(13)	-	n.m.
Gain on disposal of subsidiaries	-	136	(100)
Gain on sale of available-for-sale financial assets			
- unlisted equity shares	55	-	n.m.
- listed equity shares	-	355,184	(100)
Write-back of impairment charge on a hotel property	-	7,460	(100)
Impairment charge on a hotel property	-	(5,373)	100
	494	357,347	(100)
E Finance expense			
Interest expense	13,827	15,157	(9)
Amortisation of bond discount	12,867	7,067	82
Foreign exchange loss (net)	-	217	(100)
	26,694	22,441	19
F Profit before income tax			
Profit before income tax is stated after charging :			
Depreciation and amortisation	35,380	33,364	6

1(a)(ii) Notes to the Income Statement (continued)

	Group		
	For the year ended 31 December		
	2005	2004	+ / (-)
	$'000	$'000 (restated)	%
G Income tax expense			
Tax expense attributable to profit is made up of:			
Current income tax			
- Singapore	22,226	92,181	(76)
- Foreign	2,657	1,431	86
Deferred income tax	6,373	2,336	173
	31,256	95,948	(67)
Deferred tax assets previously not recognised	(1,774)	(6,500)	(73)
Effect of change in tax rate on deferred taxation	-	(2,133)	(100)
	29,482	87,315	(66)
Under/ (over) provision in preceding financial years			
- Singapore current income tax	348	(2,707)	113
- Deferred income tax	156	1,973	(92)
	29,986	86,581	(65)

n.m. : Not meaningful

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	The Group		The Company	
	31.12.05	31.12.04	31.12.05	31.12.04
	$'000	$'000	$'000	$'000
ASSETS		(restated)		(restated)
Current assets				
Cash and bank balances	104,503	727,906	1,502	632,962
Trade and other receivables	29,348	27,371	2,184	1,337
Developed properties for sale	-	3,733	-	-
Properties for sale under development	248,531	144,049	-	-
Inventories	5,132	4,581	-	-
Available-for-sale financial assets	400,968	81,881	400,968	81,881
Other current assets	18,972	11,432	298	165
Current income tax assets	1,448	1,963	-	-
	808,902	1,002,916	404,952	716,345
Non-current assets				
Trade and other receivables	83,084	13,229	323,787	234,516
Available-for-sale financial assets	410,639	296,309	83,623	48,811
Associated companies	32,307	34,009	1,000	400
Subsidiaries	-	-	844,205	803,817
Investment properties	1,545,193	1,500,945	224,236	209,522
Property, plant and equipment	616,390	610,540	1,227	1,371
Intangibles	14,516	13,491	-	-
Deferred income tax assets	9,154	6,652	-	-
	2,711,283	2,475,175	1,478,078	1,298,437
Total assets	3,520,185	3,478,091	1,883,030	2,014,782
LIABILITIES				
Current liabilities				
Trade and other payables	86,003	85,624	5,901	6,271
Current income tax liabilities	100,778	94,761	79,530	77,543
Bank overdrafts	799	25	-	-
Bank loans	68,439	304,568	4,000	-
Zero Coupon Exchangeable Notes due September 2005	-	484,849	-	484,849
Derivative - option sold	-	15,908	-	15,908
	256,019	985,735	89,431	584,571
Non-current liabilities				
Bank loans	518,504	266,432	-	-
Loans from subsidiaries	-	-	200,130	217,629
Loans from minority shareholders of subsidiaries	14,560	4,669	-	-
Rental deposits	12,628	12,460	1,309	1,301
Provision for retirement benefits	2,959	2,621	718	652
Deferred liability	-	3,268	-	-
Deferred income tax liabilities	119,079	57,741	65,630	11,385
	667,730	347,191	267,787	230,967
Total liabilities	923,749	1,332,926	357,218	815,538
NET ASSETS	2,596,436	2,145,165	1,525,812	1,199,244
Capital & reserves attributable to the Company's equity holders				
Share capital	793,232	793,055	793,232	793,055
Share premium	275,032	274,856	275,032	274,856
Reserves	662,567	269,763	359,900	64,194
Retained earnings	633,368	580,024	97,648	67,139
	2,364,199	1,917,698	1,525,812	1,199,244
Minority interests	232,237	227,467	-	-
Total equity	2,596,436	2,145,165	1,525,812	1,199,244

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As At 31.12.05		As At 31.12.04	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	55,198	14,040	294,840	494,678
Amount repayable after one year	447,823	86,223	138,250	133,362

Details of any collateral

The borrowings are secured by mortgages on the borrowing subsidiaries' investment properties, hotel properties, development properties for sale and/or assignment of all rights and benefits with respect to the properties.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Cash Flow Statement for the year ended 31 December

	Notes	Group 2005 $'000	Group 2004 $'000 (restated)
Cash flows from operating activities			
Total profit		119,849	399,045
Adjustments for:			
Non-cash items		24,446	25,854
Income tax expense		29,986	86,581
Property, plant and equipment written off and net loss on disposals		7,254	5,320
Profit on properties for sale under development		(23,553)	(13,700)
Interest expense		13,827	15,157
Investment and interest income		(45,008)	(47,727)
Gain on sale of available-for-sale financial assets		(55)	(355,184)
Operating cash flow before working capital changes		126,746	115,346
Change in operating assets and liabilities, net of effects from purchase and disposals of subsidiaries			
Receivables		(1,391)	39,178
Inventories		(551)	(122)
Rental deposits		210	(1,400)
Payables		3,205	(5,720)
		1,473	31,936
Expenditure on properties for sale under development	(i)	(124,407)	(87,432)
Progress billings		49,386	99,107
Cash generated from operations		53,198	158,957
Income tax paid		(11,821)	(13,721)
Retirement benefits paid		(134)	(433)
Fixed deposits pledged as security		1,226	198
Net cash from operating activities		42,469	145,001
Cash flows from investing activities			
Proceeds from return of capital from available-for-sale financial assets		281	8,225
Net proceeds from disposal of available-for-sale financial assets		716	449,420
Payment for interest in associated companies		(621)	(4,880)
Loans to associated companies	(ii)	(77,683)	(4,614)
Payment to minority shareholders for purchase of shares in subsidiaries		(22,002)	(1,042)
Purchase of available-for-sale financial assets		(15,453)	(19)
Net proceeds from disposal of property, plant and equipment and investment properties		351	553
Purchase of property, plant and equipment and investment properties	(iii)	(53,187)	(22,857)
Proceeds from disposal of subsidiaries, net of cash disposed		-	1,697
Repayment of loan from associated company		320	-
Retention monies released		(2,785)	(1,596)
Interest received		10,413	3,452
Dividend received		29,278	41,382
Net cash (used in)/ from investing activities		(130,372)	469,721
Cash flows from financing activities			
Proceeds from issue of shares		353	121,925
Net proceeds from issue of shares to minority shareholders of subsidiaries		2,932	394
Net (payment on)/ proceeds from Zero Coupon Exchangeable Notes due Sep 2005	(iv)	(497,716)	500,369
Loans from minority shareholders of subsidiaries		9,868	4,669
Expenditure relating to bank borrowings		(633)	(563)
Net borrowings		15,616	(284,552)
Interest paid		(15,140)	(16,755)
Dividends paid		(50,328)	(321,400)
Net cash (used in)/ from financing activities		(535,048)	4,087
Net (decrease)/ increase in cash and cash equivalents		(622,951)	618,809
Cash and cash equivalents at the beginning of the financial year		723,586	104,777
Cash and cash equivalents at the end of the financial year	(v)	100,635	723,586

Notes to the Consolidated Cash Flow Statement

i. Expenditure on properties for sale under development

The expenditure for the year includes the costs incurred for the purchase of Kim Tian Plaza, a freehold property at Kim Tian Road and Eng Cheong Towers, a leasehold property at North Bridge Road.

ii. Loans to associated companies

This relates to proportionate shareholders' loans granted to associated companies for financing their development projects.

iii. Purchase of property, plant and equipment and investment properties

The expenditure for property, plant and equipment relates mainly to costs incurred for the conversion of the UOB Building, Xiamen, China into a 5-star hotel known as the Sofitel Plaza Xiamen, the re-development of the UOL Building at Somerset Road into a serviced apartment-cum-office, upgrading works to the food and beverage outlets of the Plaza Parkroyal Hotel and air-conditioning works to the Sheraton Perth Hotel.

iv. Zero Coupon Exchangeable Notes due September 2005

The $506,220,000 zero coupon exchangeable notes ("Notes") were redeemed on the maturity of the Notes on 22 September 2005 at 98.32% of their principal amount.

v. Cash and cash equivalents

For the purposes of the consolidated cash flow statement, the consolidated cash and cash equivalents comprise the following :

	The Group	
	2005	2004
	$'000	$'000
Fixed deposits with financial institutions	85,386	708,408
Cash at bank and on hand	19,117	19,498
Cash and bank balances per balance sheet	104,503	727,906
Fixed deposits pledged as security	(3,069)	(4,295)
Bank overdrafts	(799)	(25)
Cash and cash equivalents per consolidated cash flow statement	100,635	723,586

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group Statement of Changes in Equity for the year ended 31 December 2005

	Share Capital	Share Premium	Reserves	Retained Earnings	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000
The Group						
Balance at 1 January 2005						
As previously reported	793,055	274,856	269,411	580,346	227,497	2,145,165
Effect of changes in accounting policies adjusted retrospectively						
- FRS 102	-	-	352	(322)	(30)	-
	793,055	274,856	269,763	580,024	227,467	2,145,165
Effect of changes in accounting policies adjusted prospectively						
- FRS 39 (Revised 2004)	-	-	273,457	-	1,246	274,703
- FRS 103	-	-	-	857	268	1,125
As restated	793,055	274,856	543,220	580,881	228,981	2,420,993
Fair value gains on available-for-sale financial assets	-	-	83,069	-	347	83,416
Revaluation surplus on investment properties	-	-	40,210	-	4,432	44,642
Currency translation differences	-	-	(4,771)	-	1,016	(3,755)
Net gains recognised directly in equity	-	-	118,508	-	5,795	124,303
Net profit for the financial year	-	-	-	100,070	19,779	119,849
Total recognised gains for the financial year	-	-	118,508	100,070	25,574	244,152
Employee share option scheme						
- value of employee services	-	-	865	-	-	865
- proceeds from shares issued	177	176	-	-	-	353
Dividends relating to 2004 and 2005	-	-	-	(47,583)	(2,745)	(50,328)
Acquisition of minority interest	-	-	-	-	(19,573)	(19,573)
Liquidation of a subsidiary	-	-	(26)	-	-	(26)
Balance at 31 December 2005	793,232	275,032	662,567	633,368	232,237	2,596,436

1(d)(i) Group Statement of Changes in Equity for the year ended 31 December 2004 (restated)

	Share Capital	Share Premium	Reserves	Retained Earnings	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000
The Group						
Balance at 1 January 2004	696,741	225,586	330,809	517,375	226,059	1,996,570
Revaluation deficit on investment properties	-	-	(33,423)	-	(9,946)	(43,369)
Effect of change in tax rate	-	-	2,886	-	-	2,886
Currency translation differences	-	-	(6,797)	-	(1,785)	(8,582)
Net losses recognised directly in equity	-	-	(37,334)	-	(11,731)	(49,065)
Net profit for the financial year						
As previously reported	-	-	-	381,940	17,457	399,397
Effect of changes in accounting policies adjusted retrospectively						
- FRS 102	-	-	-	(322)	(30)	(352)
As restated	-	-	-	381,618	17,427	399,045
Total recognised gains and losses for the financial year	-	-	(37,334)	381,618	5,696	349,980
Employee share option scheme						
- value of employee services	-	-	352	-	-	352
- proceeds from shares issued	2,851	2,245	-	-	-	5,096
Dividends relating to 2003 and 2004	-	-	-	(319,374)	(2,026)	(321,400)
Proceeds from exercise of Warrants 2004	93,463	23,366	-	-	-	116,829
Transfer from capital reserve on exercise of Warrants 2004	-	23,659	(24,064)	405	-	-
Disposal of subsidiaries	-	-	-	-	(1,174)	(1,174)
Acquisition of minority interest	-	-	-	-	(1,088)	(1,088)
Balance at 31 December 2004	793,055	274,856	269,763	580,024	227,467	2,145,165

1(d)(i) Company Statement of Changes in Equity for the year ended 31 December 2005

	Share Capital	Share Premium	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000	$'000
The Company					
Balance at 1 January 2005					
As previously reported	793,055	274,856	63,842	67,364	1,199,117
Effect of changes in accounting policies adjusted retrospectively - FRS 102	-	-	352	(225)	127
	793,055	274,856	64,194	67,139	1,199,244
Effect of changes in accounting policies adjusted prospectively - FRS 39 (Revised 2004)	-	-	244,785	-	244,785
As restated	793,055	274,856	308,979	67,139	1,444,029
Fair value gains on available-for-sale financial assets	-	-	32,934	-	32,934
Revaluation surplus on investment properties	-	-	17,122	-	17,122
Net gains recognised directly in equity	-	-	50,056	-	50,056
Net profit for the financial year	-	-	-	78,092	78,092
Total recognised gains for the financial year	-	-	50,056	78,092	128,148
Employee share option scheme					
- value of employee services	-	-	865	-	865
- proceeds from shares issued	177	176	-	-	353
Dividends relating to 2004	-	-	-	(47,583)	(47,583)
Balance at 31 December 2005	793,232	275,032	359,900	97,648	1,525,812

Company Statement of Changes in Equity for the year ended 31 December 2004 (restated)

	Share Capital	Share Premium	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000	$'000
The Company					
Balance at 1 January 2004	696,741	225,586	83,652	58,807	1,064,786
Revaluation surplus on investment properties	-	-	2,568	-	2,568
Effect of change in tax rate	-	-	1,686	-	1,686
Net gains recognised directly in equity	-	-	4,254	-	4,254
Net profit for the financial year					
As previously reported	-	-	-	327,526	327,526
Effect of changes in accounting policies adjusted retrospectively - FRS 102	-	-	-	(225)	(225)
As restated	-	-	-	327,301	327,301
Total recognised gains for the financial year	-	-	4,254	327,301	331,555
Employee share option scheme					
- value of employee services	-	-	352	-	352
- proceeds from shares issued	2,851	2,245	-	-	5,096
Dividends relating to 2003 and 2004	-	-	-	(319,374)	(319,374)
Proceeds from exercise of Warrants 2004	93,463	23,366	-	-	116,829
Transfer from capital reserve on exercise of Warrants 2004	-	23,659	(24,064)	405	-
Balance at 31 December 2004	793,055	274,856	64,194	67,139	1,199,244

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the financial year, the issued share capital was increased as follows:

	$
Issued capital as at 1 January 2005	793,055,154
Issue of ordinary shares of S$1.00 each arising from the exercise of:	
2001 Options granted under the UOL 2000 Share Option Scheme	20,000
2002 Options granted under the UOL 2000 Share Option Scheme	44,000
2003 Options granted under the UOL 2000 Share Option Scheme	68,000
2004 Options granted under the UOL 2000 Share Option Scheme	45,000
Issued capital as at 31 December 2005	793,232,154

The following number of ordinary shares of $1.00 each would be issued upon the exercise of the subscription rights in full by holders of the:

	31.12.05	31.12.04
Options granted under the UOL 2000 Share Option Scheme :		
- 2001 Options during the option period from 31 May 2002 to 30 May 2011 at the offer price of $1.58 per share	-	20,000
- 2002 Options during the option period from 27 June 2003 to 26 June 2012 at the offer price of $1.81 per share	84,000	146,000
- 2003 Options during the option period from 27 June 2004 to 26 June 2013 at the offer price of $2.05 per share	354,000	440,000
- 2004 Options during the option period from 21 May 2005 to 20 May 2014 at the exercise price of $2.28 per share	1,071,000	1,256,000
- 2005 Options during the option period from 09 May 2006 to 08 May 2015 at the exercise price of $2.23 per share	1,312,000	-
	2,821,000	1,862,000

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

Except as disclosed in paragraph 5 below, the Group has applied the same accounting policies and methods of computation in the financial statements for the current financial year as those of the audited financial statements for the year ended 31 December 2004.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change

In 2005, the Group and the Company adopted the new and revised Financial Reporting Standards ("FRS") issued by the Council on Corporate Disclosure and Governance. Arising from the adoption of these FRS, 2004 comparatives have been amended, where required, in accordance with the relevant transitional provisions in the respective FRS.

A brief description of those FRS which have an impact on the financial statements of the Company and of the Group have been set out in the first quarter 2005 financial result announcement.

The adoption of these FRS did not have a material effect on the operating results for the year ended 31 December 2005.

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
	2005	2004
		(restated)
Earnings per ordinary share for the financial year ended 31 December		
(i) Based on weighted average number of ordinary shares in issue	Cents 12.62	Cents 50.65
(ii) On a fully diluted basis	Cents 12.62	Cents 50.64

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees and warrants issued, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	31.12.05	31.12.04	31.12.05	31.12.04
		(restated)		(restated)
Net asset value per ordinary share	$2.98	$2.42	$1.92	$1.51
Net tangible asset backing per ordinary share	$2.96	$2.40	$1.92	$1.51

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group revenue increased by S$44.3 million or 10% to S$505.5 million in 2005 from S$461.2 million in 2004. The increase in revenue came largely from property developments with the progressive recognition of revenues from the sale of units in Twin Regency in Kim Tian Road and the Newton Suites in Newton Road. Revenue from the Group's hotels in Singapore, Australia, Vietnam and Malaysia was also higher. Revenue from property investment was however lower as the UOL Building along Somerset Road, Singapore has been closed since April 2005 for redevelopment works. The UOB Building in Xiamen, China, which closed in September 2004 for conversion works, was only re-opened in late July 2005 as the Sofitel Plaza Xiamen Hotel. There was also lower revenue from trading operations in 2005 following the divestment of some of the Group's trading entities in May 2004. Dividend income from investments declined following the sale of 32.8 million ordinary shares in United Overseas Bank Limited ("UOB") in November 2004. Included in miscellaneous gains is the one-off gain on option of S$15.9 million pertaining to the S$506.22 million Zero Coupon Exchangeable Notes ("Notes"). Finance income has benefited from higher interest income and foreign exchange gain of S$3.6 million.

Finance costs was higher as a result of the amortisation of bond discount of S$12.9 million relating to the Notes. The results of the associated companies were affected by the closure of the 25%-owned Marina Mandarin Hotel from mid-May 2005 to early September 2005 for major refurbishment works.

The Group's pre-tax profit in 2005 was S$149.8 million, a decline of S$335.8 million or 69% from the pre-tax profit of S$485.6 million in 2004. Included in the 2004 results was the exceptional gain of S$355.2 million from the sale of the 32.8 million UOB shares and if this exceptional gain were to be excluded, the Group's pre-tax profit of S$149.8 million would have represented a 15% increase over the comparable profit of S$130.4 million in 2004. In 2005, the Group benefited from higher income from property developments, better performance by the hotel operations, the one-off gain on option of S$15.9 million pertaining to the Notes and higher interest income.

The Group's profit after tax and minority interest in 2005 was S$100.1 million, a decline of S$281.5 million or 74% from the profit of S$381.6 million in 2004. Excluding the net exceptional gain from the sale of the UOB shares, the Group's profit after tax and minority interest of S$100.1 million would have represented a 3% increase over the comparable profit of S$97.5 million in 2004.

Based on the latest independent valuation of the Group's investment properties by professional valuers, the Group's Asset Revaluation Reserve increased from S$195.2 million at end 2004 to S$234.7 million at end 2005. With the inclusion of the Fair Value Reserve amounting to S$356.5 million following the adoption of new accounting standards effected in 2005, the shareholders' funds of the Group increased from S$1.92 billion as at 31 December 2004 to S$2.36 billion as at 31 December 2005. Consequently, the net tangible asset per ordinary share of the Group increased from S$2.40 as at 31 December 2004 to S$ 2.96 as at 31 December 2005. The Group's debt equity ratio increased marginally to 21% at 31 December 2005 from 17% as at 31 December 2004 owing to additional funding for the Group's development activities in Singapore.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

The economic outlook for Singapore and the region remains positive. In Singapore, occupancy and rental rates for office and retail space should continue to benefit from continued economic growth and better business sentiment. The recovery in the private residential market is expected to continue, underpinned by the improving employment situation. The Group's hotels should benefit from high occupancy and/or improved average room rates except for those in Yangon and Suzhou.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	First & Final
Dividend Type	:	Cash
Dividend Rate	:	7.5 cents per ordinary share
Par value of shares	:	$1.00
Tax Rate	:	Not applicable (one-tier)

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend :	Special Interim	Special Interim	Final
Dividend Type :	Cash	Cash	Cash
Dividend Rate :	25.5 cents per ordinary share less tax	14.6 cents per ordinary share (one tier)	6.0 cents per ordinary share (one-tier)
Par value of shares :	$1.00	$1.00	$1.00
Tax Rate :	20.0%	Not applicable (one-tier)	Not applicable (one-tier)

(c) Date payable

First & Final	:	Subject to shareholders' approval for payment of the First and Final Dividend, on 15 May 2006

(d) Books closure date

NOTICE IS HEREBY GIVEN that the Transfer Books and Register of Members will be closed from 02 May 2006 to 04 May 2006, both dates inclusive, for the preparation of dividend warrants. Duly completed transfers received by our Share Registrar, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08, Ocean Building, Singapore 049315, will be accepted for registration up to close of business at 5.00 pm on 28 April 2006 will be registered to determine entitlements to the above dividend. In respect of shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the said final dividend will be paid by the Company to CDP which will in turn distribute the dividend entitlements to holders of shares in accordance with its practice.

12 If no dividend has been declared/recommended, a statement to that effect

Not applicable.

13 Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

(a)

	Group Revenue Year ended		Group Profit Year ended	
	31.12.05	31.12.04	31.12.05	31.12.04
	$'000	$'000 (restated)	$'000	$'000 (restated)
Business Segments				
Property development	104,411	69,590	21,048	11,693
Property investments	95,138	102,945	62,126	61,189
Hotel operations	259,576	231,854	23,400	17,732
Trading, retail operations and management services	11,431	12,473	1,008	(531)
Investments	34,926	44,341	34,888	44,318
	505,482	461,203	142,470	134,401
Other miscellaneous gains			25,884	15,036
Exceptional items			494	357,347
Unallocated expenses			(4,792)	(4,381)
			164,056	502,403
Finance income			13,674	3,386
Finance expense			(26,694)	(22,441)
Share of results of associated companies			(1,201)	2,278
Profit before income tax			149,835	485,626
Income tax expense			(29,986)	(86,581)
Total profit			119,849	399,045

(b)

	Group Revenue Year ended		Group Profit Year ended	
	31.12.05	31.12.04	31.12.05	31.12.04
	$'000	$'000 (restated)	$'000	$'000 (restated)
Geographical Segments				
Singapore	315,443	286,718	140,687	479,049
Australia	88,746	81,548	14,654	13,204
Vietnam	26,844	22,828	6,296	6,118
Malaysia	33,075	29,676	4,214	2,111
The People's Republic of China	36,640	35,583	(315)	3,566
Myanmar	4,734	4,850	(1,480)	(1,645)
	505,482	461,203	164,056	502,403
Finance income			13,674	3,386
Finance expense			(26,694)	(22,441)
Share of results of associated companies			(1,201)	2,278
Profit before income tax			149,835	485,626
Income tax expense			(29,986)	(86,581)
Total profit			119,849	399,045

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to paragraph 8.

15 A breakdown of sales

	Group		
	For the year ended		
	31.12.05	31.12.04	Increase/ (decrease)
	$'000	$'000 (restated)	%
(a) Sales reported for first half year*	233,827	237,492	(2)
(b) Profit after tax before deducting minority interests reported for first half year	58,372	56,086	4
(a) Sales reported for second half year	271,655	223,711	21
(b) Profit after tax before deducting minority interests reported for second half year	61,477	342,959	(82)

* *restated to conform with presentation in full year's financial statements*

16 A breakdown of total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

	Latest Full Year	Previous Full Year
	($'000)	($'000)
Special taxable dividend	-	161,783
Special one-tier dividend	-	115,786
Ordinary	59,492	47,583
	59,492	325,152
Preference	-	-
Total :	59,492	325,152

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
18 February 2006